SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update

São Paulo, November 9, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, provides an Investor Update. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

The pace of the recovery is expected to increase in 4Q21, supported by the growth of the country’s vaccination rate, entry into Brazil’s summer high season and the return of international flights. GOL’s 4Q21 capacity plan is up by 29% over 4Q20. To meet expected demand, GOL will have 102 aircraft operating its network at the end of the period, representing 112% of the average fleet in 4Q20 and up by 36% over 3Q21.

We expect loyalty program revenue of over R$600 million in 4Q21 and the Company’s consolidated revenue for 4Q21 is expected to increase around 40% year-on-year.

GOL expects to close 4Q21 with R$3.8 billion in liquidity and R$15.8 billion in adjusted net debt. We estimate that our frequent flyer program will achieve gross revenues of over R$2.5 billion in 2022.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Metrics	4Q21E

Brazil GDP Variation¹ vs 2020 (%)	+2.6%
Domestic Routes Served (average)	~174
Average Operating Fleet (EoP)	~102
ASK Total (bi)	~9.6
Load Factor (%)	~82%
Operating CASK Ex-fuel² vs 2020	Reduction of ~12%
Gross Global Scope 1 emissions (000 m t CO2)	~666.3
Total Fuel Consumed (1,000 liters per RPK)	~33.3
Greenhouse Gas Emissions/Flight Hour (t CO2)	~8.2
Net Operating Revenues (R$ BN)	~2.6
Other Revenue (cargo, loyalty, other)	~8% of revenue
EBITDA² (R$ bi)	~0.8
CAPEX (R$ MM)	~0.4
Total Liquidity[3] (R$ BN)	~3.8
Net Debt[4] (R$ BN)	~15.8
Net Debt / LTM EBITDA Ratio [4,5,6] (x)	~5.2x

(1) Versus the same period last year; Source: Brazilian Central Bank. (2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$978 million in 4Q21, R$665 million in 4Q20. (3) Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets). (4) Excluding perpetual bonds and exchangeable notes. (5) Pro-forma, excluding non-operating expenses and depreciation, (6) 4Q21E EBITDA annualized.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer